Quarterly Review - March 31, 2007
FMI Common Stock Fund, Inc.
Investment Objective
Seeks growth of capital through investing in small- to mid-capitalization value stocks.
Manager - The FMI Common Stock Fund, Inc. (the "Fund") is managed by Fiduciary Management, Inc. ("FMI") of Milwaukee, Wisconsin. FMI, founded in 1980, manages approximately $4.1 billion in private accounts, pensions, Taft-Hartley accounts, endowments and mutual funds. FMI is 100% employee owned.
Investment Professionals - Ted D. Kellner, CFA, and Patrick J. English, CFA, are primarily responsible for the day-to-day management of the Fund.
Strategy - The Fund reflects the core philosophy of the management company, buying good businesses at value prices and emphasizing small- to mid-capitalization companies. Some of the characteristics of good businesses may include high recurring revenue and attractive returns-on-invested capital. We seek companies with above average growth or improving profitability prospects. A strong orientation to low absolute or relative valuation is key to the execution of the investment strategy, with most major industry groups represented. The Fund will generally hold 40-50 stocks.
Fund Information
Inception Date	12/18/1981
Net Assets	$512.1 million
Net Asset Value	$26.82
Expense Ratio	1.21%
Ticker	FMIMX
Top Ten Holdings
Arrow Electronics, Inc.	3.8%
Dresser-Rand Group, Inc.	3.7%
Liz Claiborne, Inc.	3.5%
Arthur J. Gallagher & Co.	3.5%
Bemis Company, Inc.	3.3%
eFunds Corp.	3.1%
Harte-Hanks, Inc.	3.1%
Protective Life Corp.	3.1%
Family Dollar Stores, Inc.	2.9%
United Stationers Inc.	2.9%
Portfolio Characteristics
Weighted average market cap	$2.1 billion
Median market cap	$2.0 billion
P/E ratio (forward 4 quarters)	14.7x
Estimated L-T earnings growth rate	10.2%
Return on equity (ROE)	14.2%
Number of holdings	43
Top Ten Sectors
Performance	Q1 2007	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	5.55%	13.79%	15.61%	12.17%	13.29%	13.45%
Russell 2000 Index[1]	1.95%	5.91%	12.00%	10.95%	10.23%	11.81%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/18/81. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - Four portfolio companies were the subject of takeover overtures in the quarter. This will temporarily elevate cash levels in the Fund. Additionally, the underweight position in Financial Services and overweight position in Distribution Services helped the portfolio.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The Russell 2000 Index is an index comprised of 2,000 publicly traded small capitalization common stocks that are ranked in terms of capitalization below the large and mid-range capitalization sectors of the United States equity market. The Russell 2000 Index is a trademark/service of the Frank Russell Company.